

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 23, 2008

<u>Via U.S. Mail and Facsimile</u>

Mr. Wm. Stacy Locke
President and Chief Executive Officer
Pioneer Drilling Company
1250 N.E. Loop 410, Suite 1000
San Antonio, Texas 78209

  Re: Pioneer Drilling Company
    Form 10-KT for the fiscal year ended December 31, 2007
    Filed March 7, 2008

    Definitive Proxy Statement on Schedule 14A
    Filed April 11, 2008

    Form 10-Q for the Quarterly Period Ended September 30, 2008
    Filed November 6, 2008
    File No. 1-32693

Dear Mr. Locke:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the Year Ended December 31, 2007 and All Subsequent Form 10-Qs

Certifications, exhibits 31.1 and 31.2

1.   We note, in both certifications, you included the title of the certifying individual when identifying the certifying individual at the beginning of your certifications. In future filings, please revise your certifications to match the exact form set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 15

2.   Please disclose the actual quantitative targets used to determine your named executive officers' incentive compensation. For example, you do not disclose your targeted performance measures, including your earnings per share; earnings before income tax, depreciation and amortization expense ("EBITDA"); EBITDA return on capital employed; and safety record (recordable incident rate).

To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplementary basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Report on Form 10-Q for the Quarterly Period Ended September 30, 2008

Investigation by the Special Subcommittee of the Board of Directors, page 32

3.   Please provide the Bracewell report presented to your special subcommittee of the board in July 2008 regarding an investigation of your internal control over financial reporting.

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 5

Goodwill and other intangible assets, page 8

4.   We note that you report material amounts of goodwill. Explain to us, in detail, how you considered the disclosure requirements, including those related to segment disclosures, of SFAS 142, par. 45(c).

5.   Explain to us the consideration you have given to disclosing the date on which you perform your annual goodwill impairment test.

6.   We note that, during the period subsequent to the filing of your most recent Form 10-Q, your net book value has been substantially in excess of your market capitalization. To the extent that this condition exists at any future reporting date, include detailed discussion of how you considered this factor, as well as any other indicators of impairment, in determining whether an impairment test was necessary between annual impairment tests.

Note 3. Long-term Debt, page 12

7.   In future filings, disclose the specific terms of all material covenants in your debt agreements. For all material covenants, disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Company Overview, page 17

8.   We note your discussion of the expansion of the services you offer that resulted from the WEDGE acquisition. For greater balance, in future filings consider expanding this discussion to address the significant debt you incurred in connection with this acquisition, including the impact that this debt and the related interest expense will have on your financial position, results of operations and liquidity in future periods.

Liquidity and Capital Resources, page 20

9.   You indicate under this section that there was approximately $118 million of borrowing availability under your senior secured revolving credit facility at October 31, 2008. In future filings, expand any similar disclosure to clarify whether there are any limitations on your ability access or use these funds.

Critical Accounting Policies and Estimates, page 27

Goodwill Impairments, page 28

10.   In the interest of providing readers with a better insight into your judgments in accounting for goodwill, please consider disclosing the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

- How the assumptions and methodologies used for valuing goodwill in the current period have changed since the prior periods, highlighting the impact of any changes.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Don Delaney at (202) 551-3863, or in his absence, Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
        B. Skinner
        D. Brown